KOREFUSION CAPITAL, LLC

Financial Report

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70649

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/16/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KOREFUSION CAPITAL, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1467 FUNSTON STREET__
(No. and Street)

__SAN FRANCISCO__   __CA.__   __94122__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__JAMES B. AHLFELD__ __212-739-0622__ __JAHLFELD@BIGAPPLEGRP.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__CROPPER ACCOUNTANCY__
(Name – if individual, state last, first, and middle name)

__2700 YGNACIO VALLEY RD__ __WALNUT CREEK__ __CA.__ __94598__
(Address)   (City)   (State)   (Zip Code)

__03/04/2009__   __3381__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH H. McCANN III , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KOREFUSION CAPITAL, LLC , as of THE PERIOD ENDED 12/31/2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _[signature]_ 2/17/2022

Title: CHIEF COMPLIANCE OFFICER

[signature] SEE ATTACHED

Notary Public

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT

State of California)

County of _SAN FRANCISCO_)

Subscribed and sworn to (or affirmed) before me on this _17_ day

of _FEBRUARY_ , 20 _22_ , by _JOSEPH H. MCCANN III_

_____ ,

proved to me on the basis of satisfactory evidence to be the person(s)

who appeared before me.

ANGELA M. POST
Notary Public - California
San Francisco County
Commission # 2319782
My Comm. Expires Feb 21, 2024

(Seal)

Signature _____

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

OATH OR AFFIRMATION

containing _1_ pages, and dated _02/17/2022_ .

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
- [x] form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____   Entry # _____

Notary contact: _415-566-2660_

Other

- [ ] Affiant(s) Thumbprint(s) [ ] Describe: _____

KOREFUSION CAPITAL, LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
PERIOD ended DECEMBER 31, 2021

CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

Statement of Financial Condition

Statement of Income

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Schedule I – Computation of Net Capital

Schedule II – Computation of Basic Net Capital Requirements

Report of Independent Registered Public Accounting Firm

Exemption Report



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of KoreFusion Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KoreFusion Capital, LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KoreFusion Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KoreFusion Capital, LLC's management. Our responsibility is to express an opinion on KoreFusion Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KoreFusion Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Under Rule 15c3-1 of the Securities and Exchange Act of 1934 and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of KoreFusion Capital, LLC's financial statements. The supplemental information is the responsibility of KoreFusion Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

KOREFUSION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$	79,607
Accounts Receivable		122,829
Prepaid Expenses and other assets		2,271
TOTAL CURRENT ASSETS		204,707
TOTAL ASSETS	$	204,707

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable and Accrued Expenses	$	16,172
TOTAL CURRENT LIABILITIES		16,172

MEMBER'S EQUITY

Member's Equity		188,535
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	204,707

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2021

REVENUES:

Placement Fees	$	100,000
Consulting Services		57,488
REVENUES		157,488

EXPENSES:

Other General and Administrative	5,212
Professional Fees	26,455
Travel	5,438
Regulatory Fees	600
TOTAL EXPENSES	37,705
Net Income $	119,783

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD ENDED DECEMBER 31, 2021

	Member's Equity
Balance at July 16, 2021	$ 68,752
Capital Contributions	-
Net Income	119,783
Balance at December 31, 2021	$ 188,535

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THR PERIOD ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	119,783
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Accounts Receivable		(122,829)
Change in		
Prepaid Expenses		(2,271)
Accounts Payable and Accrued Expenses		7,603
Net Cash Provided by Operating Activities		2,286

CASH FLOWS FROM FINANCING ACTIVITIES: -

CASH FLOWS FROM INVESTING ACTIVITIES:

Distributions		-
Net Cash Used by Financing Activities		-

NET DECREASE IN CASH   2,286

CASH AND CASH EQUIVALENTS
CASH AT BEGINNING OF PERIOD-JULY 16, 2021   77,321

CASH AT END OF PERIOD-DECEMBER 31, 2021 $ 79,607

Income Tax Expense   -

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC

Notes to Financial Statements

───────────────────────────────

December 31, 2021

───────────────────────────────

1. **Organization and Nature of Business**

   KOREFUSION CAPITAL, LLC (Company) was formed on November 2, 2020, as a limited liability company under the laws of California. The Company is a standalone business.

   The Company became an approved broker-dealer on July 16, 2021. The Company is also registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

   The sole member is committed to providing the necessary funds to maintain the net capital requirements of The Company in accordance with FINRA's requirements through January 1, 2023, if necessary.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America.

   Basis of Accounting

   These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

   Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

   Revenue Recognition

   Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract. During 2021, the Company earned $100,000 for placement fees.
   Consulting services are recognized when the Company has performed the performance obligations outlined in the contract. The Company earned $57,488 during 2021 for consulting services.

   The Company did not have any open contracts at year-end and consequently did not defer any revenues.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts that have been earned from clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. At December 31, 2021, no allowance for doubtful accounts was considered necessary, per management analysis.

Income Taxes

As a single-member limited liability company, the Company is disregarded as a separate reporting entity and its income and expenses are included in the tax returns of KFC (KoreFusion). In addition, KFC is a limited liability company and has elected to be taxed as a partnership. As a result, the KFC earnings and losses are included in KFC's member's personal income tax returns and taxed depending on their personal tax strategies.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 800%. On December 31, 2021, the Company had net capital of $63,435, which was $58,435 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was 25.49%.

4. **Other Regulatory Requirements**

The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. ~240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Dependency on Sole Member**

The Company is dependent on its sole member to provide funds in order for the Company to meet its net capital requirements. The sole member is committed to providing the appropriate funds to satisfy this requirement through January 1, 2023, if necessary.

7. **Commitments and Contingencies**

The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

8. **Subsequent Events**

In preparing these financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through February 25th, 2022, the date the financial statements were available to be issued and has determined no material events requiring disclosure.

9. **COVID-19**

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforce economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. The U.S. enacted CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act includes temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

COMPUTATION OF NET CAPITAL   SCHEDULE I

Net Capital:
    Member's Equity $ 188,535

Deductions and/or Charges:
    Nonallowable assets:
        Accounts Receivable-Current Portion   (122,829)
        Prepaid Expenses   (2,271)

    Total Deductions and Charges: (125,100)

Net Capital $ 63,435

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):
    Accrued expenses; Total A.I. $ 16,172

Computation of Basic Net Capital Requirements:

    Minimum Net Capital Requirement (6 2/3% of A.I.) $ 1,078

    Minimum Net Capital Required of Broker Dealer $ 5,000

    Excess Net Capital $ 58,435

    Excess Net Capital at 10% of A.I. or 120% of $5,000 $ 57,435

    Ratio of A.I. to Net Capital: .2549 to 1

No material differences exist between the net capital computation above and
the computation included in the FOCUS Form X-17a-5 Part IIA as amended

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3**

FOR THE PERIOD ENDED DECEMBER 31, 2021

Not Applicable. The Company does not accept or possess customer funds.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of KoreFusion Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) KoreFusion Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KoreFusion Capital, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the company limits its business activities exclusively to participating in distribution of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KoreFusion Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KoreFusion Capital, LLC's claim to limiting its business activities to participating in distribution of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022


KoreFusion Capital, LLC's
Exemption Report
December 31, 2021


KoreFusion Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

KoreFusion Capital, LLC

I, Joseph H. McCann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Name: Joseph H. McCann
Title: Chief Compliance Officer and General Securities Principal

February 17, 2021 22